UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release entitled “Arcos Dorados Appoints New Independent Board Director” dated June 6, 2011
2.	Press Release entitled “Arcos Dorados Announces Dividend Payment” dated June 6, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date:  June 6, 2011

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS APPOINTS NEW INDEPENDENT BOARD DIRECTOR

Buenos Aires, Argentina, June 6, 2011 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today announced the appointment of Mr. José Alberto Vélez, Chief Executive Officer of Cementos Argos, S.A., as an Independent Director of its Board, and in compliance with the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 and the rules of the New York Stock Exchange applicable to foreign private issuers.

Commenting on the appointment, Woods Staton, Chairman and CEO of Arcos Dorados, said, “We are pleased to welcome José Alberto as the second independent member of our Board, since the appointment of Michael Chu in April 2011. Following the Company’s recent IPO, we are committed to expanding our Board of Directors and José Alberto brings with him strong corporate leadership experience as well as invaluable knowledge of the region. We are honored that he has agreed to join our team, and look forward to the insights he will be able to offer regarding the Company’s strategic development and future growth opportunities.”

Mr. Vélez is the CEO of Cementos Argos S.A., the leading cement, ready mix and aggregates company in Colombia and the fourth-ranked cement company in Latin America. He has held this position since joining the company in 2003.

He is currently also a member of the Board of Directors of Grupo Suramericana de Inversiones S.A.;  BANCOLOMBIA, the largest bank in Colombia; Grupo Nutresa, the largest food processor company in Colombia; and Compañía Colombiana de Inversiones, the fourth-ranked energy producer in Colombia. He also participates in several non-profit organizations and is a member of the Universidad EAFIT Board of Directors and Chairman of CECODES, the Colombian chapter of the World Business Council for Sustainable Development (WBCSD). In addition, he sits on the Advisory Board of the Council of the Americas based in New York.

Arcos Dorados’ Board is now comprised of seven members in total. A full list of the Company’s Directors can be found on the Arcos Dorados’ corporate website under the ‘investors’ tab.  Additionally, Mr. Vélez has been appointed to the Audit Committee.

Notes to Editors:

Mr. Vélez previously served as the CEO of Suramericana de Seguros, the leading insurance company in Colombia and also as the CEO of Inversura, a holding company which integrates the leading insurance and social security companies in Colombia. Additionally, he has served as a professor at the Universidad Nacional de Colombia.

Mr. Vélez holds a Master of Science in Engineering from University of California, UCLA, and a degree in business engineering from Universidad Nacional de Colombia.He has also taken specialized courses at Harvard University, Northwestern University, Columbia University, Massachusetts Institute of Technology (MIT) and Sorbonne University. He was awarded the Honoris Causa degree in Engineering from ENIM, in Metz, France.

About Arcos Dorados
Arcos Dorados is the world's largest McDonald's franchisee, in terms of systemwide sales and number of restaurants. The Company is the largest quick service restaurant chain in Latin America and the Caribbean, with restaurants in 19 countries and territories. To learn more, please visit www.arcosdorados.net.

Investor Relations Contact
Sofia Chellew
sofia.chellew@ar.mcd.com
T: +54 11 4711 2515

Item 2

FOR IMMEDIATE RELEASE

ARCOS DORADOS ANNOUNCES DIVIDEND PAYMENT

Buenos Aires, Argentina, June 6, 2011 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, announced today that the Board of Directors approved a cash dividend amounting to US$0.0597 per share of outstanding Class A and Class B shares, which will be distributed July 6, 2011, to shareholders of record at the close of business on June 17, 2011.

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About Arcos Dorados

Arcos Dorados is the world's largest McDonald's franchisee, in terms of systemwide sales and number of restaurants. The Company is the largest quick service restaurant chain in Latin America and the Caribbean, with restaurants in 19 countries and territories.

For further information, please contact:

Sofia Chellew
sofia.chellew@ar.mcd.com
T: (+5411) 4711-2515
www.arcosdorados.net